May 26, 2023

VIA EDGAR

Ms. Mindy Rotter, Esq., CPA Division of Investment Management, Disclosure Review and Accounting Office Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Ranger Funds Investment Trust
File No. 811-22576

Dear Ms. Rotter:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the filing by the Ranger Funds Investment Trust (the “Registrant”) and its series (each a “Fund” and, collectively, the “Funds”) of the Registrant’s Form N-SCR for the fiscal year ended July 31, 2022 and certain other filings, as provided verbally in a phone conversation on May 2, 2023 to Ryan Wheeler. The Staff’s comments and our responses are discussed below.

Comment 1:

The Staff reviewed N-CEN filed for the July 31, 2022 reporting period and noted that the auditor changed from KPMG to Cohen.  The staff did not notice the consent from the predecessor auditor in the 485(b) filed on November 29, 2022.  Please file the missing consent.  Refer to 1998-04 Dear CFO Letter.

Response:

The Registrant will include the KPMG consent in an updated 485(b) filing, to be filed in June 2023.

Comment 2:

Please use the updated Form N-CSR going forward.  The Staff notes that the most recent version of the form can be found on the SEC’s website.  The updated form includes Items 4(i) and 4(j) that are required to be addressed whether or not the response is not applicable.  Form N-CSR questions 4(i) and 4(j) were not answered, please provide answers to these questions in this correspondence and confirm in this correspondence that all questions noted on Form N-CSR will be responded to or marked not applicable as appropriate going forward.

Response:

The Registrant confirms that the responses to Form N-CSR Items (i) and (j) are each “not applicable.”  The Registrant undertakes to respond to all items in Form N-CSR, including Item 4(i) and Item 4(j), in future N-CSR filings.

Comment 3:

The MDFP for both Funds should be enhanced to include a broader discussion of the factors that materially affected performance during the most recent fiscal year, including the relevant market factors and the investment strategies and techniques used by the Funds’ investment adviser.  Please explain in correspondence how the fund will address Form N-1A requirements.  Refer to Form N-1A, Item 27(b)(7).

Response:

The Registrant undertakes to include all required disclosures, in compliance with Form N-1A, Item 27(b)(7), in future annual reports.

Comment 4:

(Micro Cap Only) The Staff notes that other liabilities on the balance sheet appear to be significant.  Please confirm in correspondence that any material categories within other liabilities have been stated separately in accordance with Regulation S-X, Rule 6-04.

Response:

The Registrant notes that Total Liabilities for Ranger Micro Cap Fund are    $18,324, which is not material relative to total assets of the Fund.  The Registrant further confirms that liabilities are disclosed in accordance with Regulation S-X, Rule 6-04.

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If you have any additional comments or questions, please contact the undersigned at (513) 352-6693.

Sincerely,

/s/ Ryan Wheeler____

Ryan Wheeler

cc:

Wesley McDowell
Chief Compliance Officer
Ranger Funds Investment Trust